Exhibit (l)(33)

PURCHASE AGREEMENT

Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1.        The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Tax-Advantaged Ultra-Short Fixed Income Fund (the “Tax-Advantaged Ultra-Short Fixed Income Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Tax-Advantaged Ultra-Short Fixed Income Shares.

2.        The Purchaser represents and warrants to the Trust that the Tax-Advantaged Ultra-Short Fixed Income Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of May 8, 2009.

NORTHERN FUNDS

By:	/s/ Lloyd Wennlund

ERIC K. SCHWEITZER

By:	/s/ Eric K. Schweitzer